Exhibit 12.1

BURLINGTON NORTHERN SANTA FE, LLC and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Three Months Ended March 31,
	2012	2011
Earnings:
Income before income taxes	$1,115	$965
Add:
Interest and other fixed charges, excluding capitalized interest	148	136
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	50	62
Distributed income of investees accounted for under the equity method	2	1
Less:
Equity in earnings of investments accounted for under the equity method	3	4
Total earnings available for fixed charges	$1,312	$1,160
Fixed charges:
Interest and fixed charges	$154	$138
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	50	62
Total fixed charges	$204	$200
Ratio of earnings to fixed charges	6.43x	5.80x

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